August 6, 2009

Ms. Kathleen Collins
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Statmon Technologies Corp
Form 10-KSB/A for the Fiscal Year Ended March 31, 2008
Ended April 30, 2008 - Filed April 10, 2009
Forms 10-Q/A for the Quarters Ended June 30, 2008 and September 30, 2008 - Filed April 9, 2009
Form 10-Q for the Quarter Ended December 31, 2008 Filed March 23, 2009
File No. 000-09751

Dear Ms. Collins:

We have reviewed your July 27, 2009 comment letter (the “Comment Letter”) regarding the above-referenced filings of Statmon Technologies Corp. (the “Registrant”).  We submit this response letter with the attached Exhibit A which reflects revisions to Item 4 for the Forms 10-Q and Item 8A(T) for the Form 10-K. For your convenience, we have provided our responses below in a question and answer format.  Your original comment is provided below in bold text, followed by our response.

Form 10-KSB/A for the Fiscal Year Ended March 31, 2008, Forms 10-Q/A for the Quarters Ended June 30, 2008 and September 30, 2008 and Form 10-Q for the Quarter Ended December 31, 2008

Item 8A(T) and Item 4. respectively. Evaluation of Disclosure Controls and Procedures

1.
Please note that pursuant to Item 307 of Regulation S-K disclosure controls and procedures is defined as controls and procedures that are designed to “ensure information required to be disclosed by the issuer in the reports that it files or submits under the Act. . . is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and controls and procedures that are designed “to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act  is accumulated and communicated to the issuer’s management including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding disclosure.”  We note that the Company’s conclusions regarding the effectiveness of your disclosure controls and procedures refer to only half of the definition.  If you choose to refer to the definition of disclosure controls and procedures when concluding as to the effectiveness of your disclosure controls and procedures then you should provide the entire definition. Alternatively, you may conclude that your disclosure controls and procedures were “effective” or “not effective” without providing any part of the definition.  Please revise your filings accordingly and submit draft copies of revision prior to amending the documents.

In response to the Staff’s comment, we are hereby attaching as Exhibit A to this response letter draft copies of the revised Item 4 for the Forms 10-Q and the revised Item 8A(T) for Form 10-K.  We have concluded that our disclosure controls and procedures were not effective without providing any part of the definition in our conclusion.

2.
We note that Christian J. Hoffman III signed the Tandy representations made in your response to prior comment 10.  Please clarify whether Mr. Hoffman is an employee of the Company or whether he is your outside legal counsel.  If the latter is the case, then please confirm that Mr. Hoffman is acting as agent for the Company in making such representation and provide a copy of the Company’s written authorization granting Mr. Hoddman the permission to make such authorizations.  Alternatively, please provide these representation in a letter signed by a representative of the Company.

Mr. Hoffman is the Company’s outside legal counsel.  We will provide our Tandy representations in this letter signed by the Company.

In response to the Staff’s comment, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; that the Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Geoffrey P. Talbot Geoffrey P. Talbot
Chief Executive Officer

Exhibit A

Item 4.  Controls and Procedures.

Evaluation and Disclosure Controls and Procedures

The Company, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's "disclosure controls and procedures," as such term is defined in Rules 13a-15e promulgated under the Exchange Act.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were not effective as of the end of the period covered by this report.

Based upon its evaluation, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has concluded there is a material weakness with respect to its internal control over financial reporting as defined in Rule 13a-15(e).

The material weakness identified by management relates to the lack of sufficient accounting resources.  We have only one full-time employee in our accounting department (Chief Operating Officer) to perform routine record keeping.  Consequently, our financial reporting function is limited.  In order to correct this material weakness, the Company has hired outside consultants to assist with financial statement preparation and reporting needs of the Company and plans on hiring additional internal full-time accounting personnel in the third calendar quarter of 2009 and intends to assist internal accounting personnel with consultants as needed to ensure that management will have  adequate resources in order to attain complete reporting of financial information in a timely manner and provide a further level of segregation of financial responsibilities as the Company continues to expand.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Such limitations include the fact that human judgment in decision-making can be faulty and that breakdowns in internal control can occur because of human failures, such as simple errors or mistakes or intentional circumvention of the established process.

Changes in Internal Controls Over Financial Reporting

There were no changes to the internal controls during the quarter ended June 30, 2008 that have materially affected or that are reasonably likely to materially affect the internal controls over financial reporting.

ITEM 8A(T). CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that material information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and communicated to the Company’s management as appropriate and within the time periods specified in SEC rules and forms. In designing and evaluating the disclosure controls and procedures, we recognized that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

As of March 31, 2008, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective due to the material weakness described below.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•
Provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

In connection with the filing of our Annual Report on Form 10-K, our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2008.  In making this assessment, our management used the criteria set forth by Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. As a result of the material weakness described below, we have concluded that the Company’s internal control over financial reporting was not effective as of March 31, 2008 based on the criteria in Internal Control—Integrated Framework.

Management identified a material weaknesses in the Company’s internal control over financial reporting. A material weakness is a significant deficiency, or a combination of significant deficiencies which when aggregated, results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by employees in the normal course of their assigned functions. ..

The material weakness identified by management relates to the lack of sufficient accounting resources.  We have only one full-time employee in our accounting department (Chief Operating Officer) to perform routine record keeping.  Consequently, our financial reporting function is limited.

In order to correct this material weakness, the Company has hired outside consultants to assist with financial statement preparation and reporting needs of the Company and plans on hiring additional internal full-time accounting personnel in the third calendar quarter of 2009 and intends to assist internal accounting personnel with consultants as needed to ensure that management will have adequate resources in order to attain complete reporting of financial information in a timely manner and provide a further level of segregation of financial responsibilities as the Company continues to expand.

This Annual Report on Form 10-K/A does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report on Form 10-K/A.

Changes in Internal Control over Financial Reporting

There have not been any changes in the Company’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, during its fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.